Exhibit 12.1

DYNEX CAPITAL, INC.
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31, 2017	Year Ended December 31,
(Amounts in thousands, except ratios)		2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$7,519	$25,231	$22,605	$25,915	$39,028	$35,147
Preferred dividend requirements	2,435	9,185	9,176	9,176	7,902	2,036
Total	$9,954	$34,416	$31,781	$35,091	$46,930	$37,183

Earnings:
Income from continuing operations	$9,051	$43,099	$16,544	$27,806	$68,069	$74,042
Add:
Distributed income of equity method investee	—	1,316	—	—	721	—
Fixed charges, excluding preferred dividend requirements	7,519	25,231	22,605	25,915	39,028	35,147
Less: Equity in income of equity investee	—	(481)	(835)	—	(721)	—
Total	$16,570	$69,165	$38,314	$53,721	$107,097	$109,189

Ratio of earnings to fixed charges	2.20x	2.74x	1.69x	2.07x	2.74x	3.11x

Ratio of earnings to fixed charges and preferred stock dividends	1.66x	2.01x	1.21x	1.53x	2.28x	2.94x